UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42508

FBS GLOBAL LIMITED

(Translation of registrant’s name into English)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On September 13, 2026, FBS Global Limited (the “Company”) held an extraordinary general meeting of its members (the “Extraordinary Meeting”) at 9:00 a.m., Singapore time, at 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore 787498, pursuant to notice duly given.

Shareholders of the Company’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), as of 5:00 p.m., New York time, on September 2, 2026 (the “Record Date”), were entitled to receive notice of and to attend and vote at the Extraordinary Meeting or any adjournment or postponement thereof. Each Ordinary Share is entitled to one (1) vote on each matter properly brought before the Extraordinary Meeting. As of the Record Date, there were 13,500,000 Ordinary Shares issued and outstanding. A total of 8,919,460 Ordinary Shares (representing 66.07% of the total issued and outstanding Ordinary Shares entitled to vote as of the Record Date), constituting a quorum, were present in person or by valid proxies at the Extraordinary Meeting.

Results of the Extraordinary Meeting

At the Extraordinary Meeting, the shareholders considered and voted upon the resolution described in the Company’s notice of extraordinary general meeting of members and proxy statement, dated September 1, 2026, the relevant portions of which are incorporated herein by reference. The voting results in respect of the resolution are set forth below.

By an ordinary resolution, the shareholders approved to effect a 1-for-10 share consolidation, whereby every ten (10) existing shares of a par value of US$0.001 each in the share capital of the Company (whether issued or unissued) will be consolidated into one (1) share of a par value of US$0.01 each (the “Share Consolidation”). As a result of the Share Consolidation, the authorised share capital of the Company will remain US$500,000, but the number of authorised shares will be reduced from 500,000,000 shares of a par value of US$0.001 each to 50,000,000 shares of a par value of US$0.01 each. The board of directors of the Company was further authorised to take all necessary actions to implement the Share Consolidation, including addressing fractional share entitlements through rounding, capitalisation, sale arrangements, or such other measures as it deems appropriate.

The votes cast in respect of this resolution were as follows:

Votes For	Votes Against	Abstentions
8,919,460	0	0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2026	FBS GLOBAL LIMITED

	By:	/s/ Kelvin Ang
Kelvin Ang
Chief Executive Officer

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